Exhibit 4.17

DESCRIPTION OF EVOFEM BIOSCIENCES, INC.’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2020, Evofem Biosciences, Inc. had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.0001 par value per share and Series A Preferred Stock Purchase Rights, $0.0001 par value per share.
Unless the context otherwise requires, all references to “we”, “us”, the “Company”, or “Evofem” in this Exhibit 4.15 refer to Evofem Biosciences, Inc.
DESCRIPTION OF CAPITAL STOCK
The following description of our common stock and preferred stock summarizes the material terms and provisions of our common stock and the preferred stock. For the complete terms of our common stock and preferred stock, please refer to our amended and restated certificate of incorporation and our amended and restated bylaws, each as amended to date, that are incorporated by reference into the registration statement of which this prospectus is a part. The terms of our capital stock may also be affected by the Delaware General Corporation Law (the “DGCL”).
General
Our amended and restated certificate of incorporation authorizes us to issue up to 300,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.
Common Stock
Voting
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this absence of cumulative voting, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors (our “Board of Directors”) out of legally available funds.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences that may be granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences
Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.
Fully-paid
106961640v.2
All of the outstanding shares of our common stock are, and the shares of common stock issued upon the conversion of any securities convertible into our common stock will be, fully paid and non-assessable. The shares of common stock offered by this prospectus or upon the conversion of any preferred stock or debt securities or exercise of any warrants offered pursuant to this prospectus, when issued and paid for, will also be, fully paid and non-assessable.
Stock Exchange Listing
Our common stock is listed on The Nasdaq Capital Market under the symbol “EVFM.”
Preferred Stock
Our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and:
1.to establish from time to time the number of shares to be included in each such series;
2.to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon; and
3.to increase or decrease the number of authorized shares of any such series (but not below the number of shares of such series then outstanding).

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, delay, defer or prevent a change of control of the Company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.
If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the restated certificate establishing the terms of the preferred stock with the SEC. To the extent required, this description will include:
•the title and stated value;
•the number of shares offered, the liquidation preference, if any, per share and the purchase price;
•the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for such dividends;
•whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;
•the procedures for any auction and remarketing, if any;
•the provisions for a sinking fund, if any;
•the provisions for redemption, if applicable;
•any listing of the preferred stock on any securities exchange or market;
•whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price (or how it will be calculated) and conversion period;
•whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price (or how it will be calculated) and exchange period;
•voting rights, if any, of the preferred stock;
•a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;
•the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and
•any material limitations on issuance of any class or series of preferred stock ranking pari passu with or senior to the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

Rights Agreement
On March 24, 2020, we entered into a rights agreement (the “Rights Agreement”) with Philadelphia Stock Transfer, Inc., as rights agent. In connection with the adoption of the Rights Agreement and pursuant to its terms, our Board of Directors authorized and declared a dividend of one right (each, a “Right”) for each then outstanding share of our common stock to stockholders of record at the close of business on April 8, 2020 (the “Record Date”), and authorized the issuance of one Right for each share of our common stock issued (except as otherwise provided in the Rights Agreement) between the Record Date and the Distribution Date (as defined below). The rights under the Rights Agreement will expire on March 24, 2021, subject to a possible earlier expiration to the extent provided in the Rights Agreement.
Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from us, when exercisable and subject to adjustment, one unit consisting of one one-thousandth of a share (a “Unit”) of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at a purchase price of $17.50 per Unit, subject to adjustment. The Rights may have certain anti-takeover effects, as they may cause substantial dilution to any person or group that attempts to acquire the Company or a significant ownership position in the Company without the approval of our Board of Directors. As a result, the overall effect of the Rights may be to make it more difficult to complete a merger, tender offer or other business combination or acquisition of the Company or its common stock that is not supported by our Board of Directors.
In connection with the adoption of the Rights Agreement, our Board of Directors approved a Certificate of Designation of the Series A Preferred Stock designating 1 million shares of our preferred as “Series A Preferred Stock” and setting forth the rights, preferences and limitations of the Series A Preferred Stock. We filed this Certificate of Designation with the Secretary of State of the State of Delaware on March 24, 2020. As of December 31, 2020, no shares of Series A Preferred Stock were issued and outstanding.
The material terms of the Rights and Rights Agreement are as follows:
Certificates; Distribution Date
Initially, the Rights will attach to all certificates representing outstanding shares of common stock, and no separate certificates evidencing the Rights (“Rights Certificates”) will be distributed. Subject to the provisions of the Rights Agreement, including certain exceptions specified therein, the Rights will separate from the common stock and a distribution date for the Rights (the “Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired or otherwise obtained beneficial ownership of 32% or more of the then‑outstanding shares of common stock (the date of such public announcement, the “Stock Acquisition Date”), and (ii) 10 business days (or such later date as may be determined by our Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.
Until the Distribution Date, (i) the Rights will be evidenced by common stock certificates (or, in the case of shares reflected on the direct registration system, by the notations in the book-entry accounts) and will be transferred with and only with such common stock certificates, (ii) new Company common stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding shares of common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificates.
The Rights are not exercisable until the Distribution Date and, unless earlier redeemed or exchanged by the Company as described below, will expire on the close of business on March 24, 2021, the first anniversary of the adoption of the Rights Agreement. Under certain circumstances, as provided in the Rights Agreement, the exercisability of the Rights may be suspended. In no event, however, will the Rights be exercisable prior to the expiration of the period in which the Rights may be redeemed pursuant to the terms of the Rights Agreement.
As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date (and to each initial holder of certain shares of common stock issued after the Distribution Date) and, thereafter, the separate Rights Certificates alone will represent the Rights.

Flip-In
If a person becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock or, at the option of the Company, shares of common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the date a person becomes an Acquiring Person. Notwithstanding any of the foregoing, following the date a person becomes an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof (or certain transferees of any thereof) will be null and void.
Flip-Over
If, at any time following the date that any person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person merges with the Company and all or part of the common stock is converted or exchanged for securities, cash or property of the Company or any other person or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.
Redemption
At any time until 10 business days following the Stock Acquisition Date, our Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (subject to adjustment in certain events). Such price shall be payable, at the election of our Board of Directors, in cash, shares of common stock or other consideration considered appropriate by our Board of Directors. Immediately upon the action of our Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.
Exchange
The Company may, at any time after a person becomes an Acquiring Person and until any person acquires 50% or more of the outstanding common stock or the occurrence of a Flip-Over event as described above, exchange all or part of the then-outstanding and exercisable Rights (other than Rights that shall have become null and void) for Units of Preferred Stock or shares of common stock pursuant to a one-for-one exchange ratio, subject to adjustment.
No Stockholder Rights; Taxation
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration) or for common stock of an acquiring company or in the event of the redemption of Rights as described above.
Amendment. Any of the provisions of the Rights Agreement may be amended without the approval of the holders of the Rights or the common stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, that no amendment shall be made to lengthen (i) the time period governing redemption at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or any associate or affiliate thereof).
Registration Rights Agreements
On January 17, 2018, in connection with the Merger, we entered into a registration rights agreement with certain of our stockholders, including funds managed by Invesco Ltd., discretionary investment funds managed by Woodford Investment Management as discretionary investment manager, and funds managed by Domain Partners VII, L.P. Pursuant to the registration rights agreement, we were required to file a registration statement with respect to shares of our capital stock, (the “Registrable Securities”), held by the stockholders who are party to this agreement. Subject to limited exceptions, we are required to maintain the effectiveness of this registration statement until the Registrable Securities covered by this registration have been disposed of or are no longer Registrable Securities. In addition, the rights holders have the right to demand we effect the registration of any or all the Registrable Securities and/or effectuate the distribution of any or all their Registrable Securities subject to certain exceptions and limitations. The rights holders also have customary piggyback registration rights, subject to the limitations set forth in the registration rights agreement. In connection with these obligations, we filed a registration statement on Form S-3 (No. 333-223731) on March 16, 2018 and amended on March 27, 2018, which was declared effective on April 3, 2018.
On April 10, 2019, in connection with a securities purchase agreement and private placement (the “2019 Private Placement”), we entered into a registration rights agreement with PDL BioPharma, Inc., a Delaware corporation, funds discretionally managed by Invesco Asset Management Ltd. and funds managed by Woodford Investment Management Limited. Pursuant to the registration rights agreement, we were required to (i) file a registration statement with the SEC within 30 days following the first closing of the 2019 Private Placement (the “First Closing”) registering for resale the shares of our common stock issued in the First Closing and the shares of our common stock issuable upon exercise of the warrants issued in the First Closing (the “First Closing Registration Statement”), (ii) use our commercially reasonable efforts to have the First Closing Registration Statement declared effective, (iii) file a registration statement with the SEC within 30 days following the second closing of the 2019 Private Placement (the “Second Closing”) registering for resale the shares of our common stock issued in the Second Closing and the shares of our common stock issuable upon exercise of the warrants issued in the Second Closing (the “Second Closing Registration Statement”), (iv) use our commercially reasonable efforts to have the Second Closing Registration Statement declared effective and (v) maintain the effectiveness of the First Closing Registration Statement and Second Closing Registration Statement until all registrable securities have been sold or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 under the Securities Act.
The registration rights agreement contains customary terms and conditions for transactions of this type, and includes liquidated damages penalties in the event that we fail to satisfy or maintain the specified filing and effectiveness time periods in the registration rights agreement.
In connection with these obligations, we filed a registration statement on Form S-3 (No. 333-231126) on April 30, 2019 which was declared effective on May 7, 2019, and filed a registration statement on Form S-3 (No. 333-232303) on June 24, 2019 which was declared effective on July 2, 2019.
On April 23, 2020, we entered into a securities purchase and security agreement with certain institutional investors and their designated agent pursuant to which issued and sold to these purchasers convertible senior secured promissory notes in an aggregate principal amount of up to $25.0 million and warrants to purchase shares of our common stock. These purchasers may require us to enter into a registration rights agreement pursuant to which we would grant these purchasers certain demand resale registration rights with respect to the common stock issuable upon conversion of their notes and warrants. The rights under the registration rights agreement will terminate upon the earlier of the tenth anniversary of the date of the agreement or automatically once all applicable registrable securities (i) have been sold pursuant to an effective registration statement, (ii) have been sold by these purchasers pursuant to Rule 144 under the Securities Act or (iii) may be resold by these purchasers without limitations as to volume or manner or sale pursuant to Rule 144.
On October 14, 2020, in connection with a securities purchase agreement and private placement of convertible promissory notes, we entered into a registration rights agreement with Adjuvant Global Health Technology Fund, L.P., and Adjuvant Global Health Technology Fund DE, L.P. Pursuant to the registration rights agreement, we are required to file a registration statement with the SEC within 30 days following the conversion of notes purchased in the private placement with an outstanding balance of at least $5 million registering for resale the shares of our common stock issued upon conversion of these notes. Subject to limited exceptions, we are required to use our commercially reasonable efforts to have this registration statement declared effective, and to maintain the effectiveness of this registration statement until all applicable registrable securities have been sold or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 under the Securities Act.

Possible Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Classified Board
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our Board of Directors is divided into three classes. The directors designated as Class I directors have terms that will expire at the annual meeting of stockholders in 2021. The directors designated as Class II directors will have terms expiring at the annual meeting of stockholders in 2022, and the directors designated as Class III directors will have terms expiring at the annual meeting of stockholders in 2023. Directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.
Removal of Directors
Our amended and restated bylaws provide that our stockholders may only remove our directors with cause, as defined in the amended and restated bylaws.
Amendment
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the affirmative vote of the holders of at least 80% of our voting stock then outstanding is required to amend certain provisions relating to the number, term, election and removal of our directors, stockholder notice procedures, the calling of special meetings of stockholders and the indemnification of directors.
Size of Board and Vacancies
Our amended and restated bylaws provide that the number of directors on our Board of Directors is fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of the members of our Board of Directors then in office, provided that a majority of the entire Board of Directors, or a quorum, is present and any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that only the Chairman of our Board of Directors, our Chief Executive Officer or our Board of Directors pursuant to a resolution adopted by a majority of the total number of directors it would have if there were no vacancies may call special meetings of our stockholders.
Stockholder Action by Unanimous Written Consent
Our amended and restated certificate of incorporation expressly eliminates the right of our stockholders to act by written consent other than by unanimous written consent.

Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws provide advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.
No Cumulative Voting
The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Undesignated Preferred Stock
The authority that is possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the company through a merger, tender offer, proxy contest, or otherwise by making it more difficult or more costly to obtain control of the company. Our Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Rights Agreement
As mentioned above, we have a Rights Agreement in place that may have the effect of discouraging unsolicited takeover proposals. The Rights Agreement is not intended to prevent a takeover, and we believe it will enable all our stockholders to realize the full potential value of their investment in the Company and protect the Company and its stockholders from efforts to obtain control of the Company that are inconsistent with the best interests of the Company and its stockholders. That said, the Rights Agreement could cause significant dilution to a person or group that attempts to acquire the Company on terms not approved in advance by our Board of Directors.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.
The above provisions may deter a hostile takeover or delay a change in control or management of the Company.
Transfer Agent and Registrar
The transfer agent and registrar for our capital stock is Philadelphia Stock Transfer, Inc. The transfer agent and the registrar’s address is 2320 Haverford Road, Suite 230, Ardmore, Pennsylvania 19003.